Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.                    NAME AND ADDRESS OF COMPANY

Pan American Silver Corp. (the “Company”)
1500 – 625 Howe Street
Vancouver, British Columbia  V6C 2T6

ITEM 2.                    DATE OF MATERIAL CHANGE

August 24, 2007

ITEM 3.                    NEWS RELEASE

A news release was issued by the Company on August 13, 2007 at Vancouver, British Columbia and distributed through the facilities of Prime News Wire.

ITEM 4.                    SUMMARY OF MATERIAL CHANGE

The Company announces record quarterly silver production, $18.5 million net income and $31.5 million operating cash flow in Q2 2007.

ITEM 5.                    FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release

ITEM 6.                    RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.                    OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.                    EXECUTIVE OFFICER

For further information, please contact:

Name:                           Robert Pirooz
Office:                            General Counsel
Telephone:                   (604) 687-0333

ITEM 9.                    DATE OF REPORT

DATED at Vancouver, British Columbia, this 24th day of August, 2007.

“Signed”

Robert Pirooz General Counsel

August 13, 2007

PAN AMERICAN SILVER REPORTS
RECORD QUARTERLY SILVER PRODUCTION, $18.5 MILLION NET INCOME AND $31.5 MILLION OPERATING CASH FLOW IN Q2 2007
(All amounts in US Dollars unless otherwise stated)

SECOND QUARTER 2007 HIGHLIGHTS
•  Record quarterly silver production of 4.2 million ounces, up 27% over Q2 2006.
•  Net income of $18.5 million ($0.24/share), up from $15.0 million ($0.21/share) in Q2 2006.
•  Record quarterly cash flow of $31.5 million, before changes in non-cash working capital.
•  Sales up 26% over Q2 2006 to $79.2 million.
•  Alamo Dorado in commercial production as of April 1, 2007.
•  Operating improvements at La Colorada resulted in a 7% production increase.
•  San Vicente ownership increased to 95% and mine expansion project initiated.
•  Construction at Manantial Espejo mine over 33% complete.

* Financial information in this news release is based on Canadian GAAP.

FINANCIAL RESULTS

Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) today reports that consolidated net income for the second quarter 2007 was $18.5 million, or $0.24 per share, as compared to $15.0 million, or $0.21 per share, in the year earlier period.  The Company also experienced record quarterly cash flow from operations of $31.5 million, before changes in non-cash working capital items.  Higher realized metal prices, increased production at La Colorada and San Vicente, and revenues from the newly commissioned Alamo Dorado mine all contributed to this increase in net income and cash flow.

Second quarter sales increased by 26%, as compared to the year earlier period, to $79.2 million, even though concentrate sales did not keep pace with concentrate production from the Company’s Peruvian operations.  During the first 6 months of 2007, the Company shipped only 83% of the concentrate it produced.  As a consequence, concentrate inventories grew by approximately 10,000 tonnes in that same period.  The Company anticipates shipment of this inventory over the remainder of 2007, which will positively impact both net income and cash flow.

Commenting on the second quarter, Geoff Burns, President and CEO, said: “I am pleased that Pan American has notched its fifth consecutive quarter of production growth and delivered strong financial results.  Commencement of commercial production at Alamo Dorado is an important milestone for the growth of our company and was reflected in this quarter’s record silver production.  We enjoyed record cash flows from operations and our second highest quarterly revenues.  I am pleased with this past quarter’s performance, and am equally optimistic that our revenues will continue to improve over the remainder of the year as production continues to grow.  We should also benefit from the shipment and sale of the concentrate that is currently sitting in inventory.”

Cost of sales for the quarter were $40.8 million, up $13.2 million from the second quarter 2006, largely as a result of costs associated with new production from Alamo Dorado, higher volumes mined and processed at the La Colorada and San Vicente mines, and general increases in operating costs at all of the Company’s producing properties.

Working capital at June 30, 2007 was $201.0 million, a decrease of $6.3 million from March 31, 2007. Capital expenditures in the quarter were $39.9 million, of which $20.8 million was spent on construction of the Manantial Espejo mine in Argentina.

PRODUCTION AND OPERATIONS

Silver production for the quarter totaled 4.2 million ounces, up 27% from 3.3 million ounces recorded in the second quarter 2006, and up 26% over the first quarter of this year.  Factors contributing to this increase were completion of commissioning at the Alamo Dorado mine and continued production growth at La Colorada, which produced 13% more ounces of silver compared to the year earlier period.  Offsetting these production gains were anticipated declines in production from the Company’s Peruvian operations as a result of mining lower silver grade ore.

Consolidated cash costs for the quarter were $2.61 per ounce compared to $1.17 per ounce in the year-earlier period.  Byproduct base metal credits continued to have a positive effect on the Company’s cash cost per ounce of silver produced, particularly at Morococha, where cash costs for the quarter were negative $5.23 per ounce.

PERU

Silver production from the Morococha mine in the second quarter was on target at 674,379 ounces.  Higher mill throughput offset the lower silver grade ore being mined as part of the 2007 mine plan.  Cash costs declined for the fifth consecutive quarter to negative $5.23 per ounce, as byproduct credits continued to be greater than operating costs.  Progress continued on a two year underground development project to facilitate access to higher grade ore zones, with 460 metres advanced on the Manto Italia ramp by the end of the second quarter, out of a total 1,100 metre program.

The Huaron mine delivered excellent performance in the second quarter, producing 949,477 ounces of silver, 6% higher than in the year earlier period.  The mill set a new throughput record in the second quarter, processing 66,000 tonnes in one month.  Cash costs remained steady at $1.90 per ounce, as compared to $1.71 per ounce recorded in the year earlier period.

Second quarter silver production at the Quiruvilca mine was 407,000 ounces, at a cash cost per ounce of $1.30.  Production was below plan for the quarter as a result of an approximately 4 month delay in completing a mine deepening program, which required the Company to mine lower grade material throughout the second quarter in order to supply the mill with sufficient tonnage.  The mine deepening program is now scheduled to be complete in September 2007, and it is expected to facilitate access to higher grade zones late in the fourth quarter of 2007, with full year silver production still estimated to be 1.9 million ounces.

The Silver Stockpile operation produced 121,280 ounces of silver in the second quarter at a cash cost of $3.19 per ounce.

MEXICO

Commercial production at the Alamo Dorado mine commenced on April 1, 2007.  The mine steadily increased production throughout the quarter and was near design capacity by quarter end.  Silver production for the quarter was 858,006 ounces, of which 350,000 ounces were produced in the month of June.  Cash costs were $4.01 per ounce and are expected to decline as production ramps up over the balance of 2007.  Plant operations continued to improve as difficulties encountered during commissioning with respect to the filtration system and the refining circuit were solved.  Mining activities in the open pit were as expected, with a total of 579,692 tonnes of ore and waste rock mined throughout the quarter, with ore grades according to plan.

The La Colorada mine was the Company’s top producer in the second quarter, with silver production from the mine reaching a record 1,035,974 ounces, or 13% more than in the year-earlier period.  The mine established a fourth consecutive monthly tonnage record in June by processing over 27,744 tonnes of ore.  Production from the sulphide plant exceeded expectations, and reached a consistent processing rate of over 400 tonnes per day.  Cash costs were $7.02 per ounce of silver in the quarter, which included a one-time distribution of profit sharing of approximately $500,000, and reflected greater production and administrative costs associated with increased mining and milling activity in the sulphide plant.

ARGENTINA

Mining and construction activities at the Manantial Espejo project progressed well in the second quarter, and overall site earthworks are now substantially complete.  Efforts throughout the quarter continued to focus on civil concrete works in the plant, leach tank and warehouse areas, as well as construction of the site area power distribution system.

By June 30 a total of 686 metres had been advanced on the Maria and Melissa underground ramps, out of a total of 4,000 metres of development programmed for completion prior to plant commissioning.  Mine development in the Karina Union open pit progressed as anticipated, bringing total ore and waste rock removed since beginning of pre-stripping to 639,949 tonnes.

At the end of the quarter, project expenditures totaled $55.8 million and project commitments totaled $74.5 million.  Construction is on budget and on schedule for mechanical completion in May of 2008, with commissioning to start immediately thereafter.  Manantial Espejo is expected to produce an average of 4.1 million ounces of silver and 60,000 ounces of gold annually.

BOLIVIA

In the second quarter, the Company successfully completed the acquisition of an additional 40% interest in the high grade silver-zinc San Vicente mine, increasing its ownership interest to 95%.  In connection with the acquisition, plans were initiated to expand production at the mine from 250 to 750 tonnes per day.  The expansion project has received the requisite approval and support from Comibol, the state mining authority, and the EPCM contractor for plant construction has been selected.  The project should take 18 months to complete at a cost of $40.5 million.  San Vicente should produce an average of 2.8 million ounces annually, on a 100% basis, for the first five years of full production.

San Vicente posted silver production of 173,634 ounces of silver in the second quarter, at a cash cost of $3.74 per ounce.  The higher than anticipated silver production was primarily due to higher processed tonnes through the mill, offset slightly by lower grades.

***
Pan American Silver’s mission is to be the largest and lowest cost primary silver mining company globally, and to achieve this by constantly increasing its low cost silver production and its silver reserves. Pan American has delivered 12 consecutive years of production growth and expects to continue this trend in 2007 as silver production is forecast to increase by 31% to 17 million ounces.

Selected Financial and Operating Highlights for the second quarter 2007 are attached to this news release.  These should be read in conjunction with the Company’s MD&A, Financial Statements and Notes to Financial Statements for the corresponding period, which are available on the Company’s website atwww.panamericansilver.com, and have been posted on Sedar at www.sedar.com.

Pan American will host a conference call to discuss its financial and operating results on Tuesday, August 14, 2007 at 8:00 am PST (11:00 am EST). North American participants please dial toll-free 1-888-694-4728 and international participants please dial 1-973-582-2745. The call will also be broadcast live on the internet at http://www.vcall.com/IC/CEPage.asp?ID=119605. The call will be available for replay for one week after the call by dialing 1-877-519-4471 (for North American callers) and 1-973-341-3080 (for international callers) and using the replay pin number 9061763.

For more information, please contact: Alexis Stewart, Director Corporate & Investor Relations (604) 684.1175  astewart@panamericansilver.com

- End –

Financial & Operating Highlights

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006

Consolidated Financial Highlights (in thousands of US dollars)
(Unaudited)

Net income for the period	$18,472	$14,964	$38,907	$12,203
Earnings per share	$0.24	$0.21	$0.51	$0.17
Mine operating earnings	$31,417	$31,060	$46,291	$49,036
Cash flow from operations (excluding changes in operating assets and liabilities)	$31,537	$16,625	$45,264	$25,536
Capital spending	$39,866	$36,985	$59,138	$53,246
Exploration and project development	$720	$637	$1,269	$1,871
Cash and short-term investments			$143,730	$185,335
Net working capital			$201,024	$188,948

Consolidated Production

Silver metal – ounces	4,219,751	3,317,369	7,563,835	6,644,896
Zinc metal – tonnes	9,931	9,493	19,485	20,193
Lead metal – tonnes	4,015	3,914	7,749	7,868
Copper metal – tonnes	1,280	1,165	2,583	2,207
Gold metal – ounces	6,938	1,744	10,258	3,362

Consolidated Cost per Ounce of Silver (net of by-product credits)

Total cash cost per ounce (1)	$2.61	$1.17	$2.73	$1.81
Total production cost per ounce (1)	$4.82	$2.63	$4.75	$3.26

Payable ounces of silver	3,916,550	3,048,131	6,986,103	6,079,589

Average Metal Prices
Silver – London Fixing per ounce	$13.33	$12.25	$13.31	$10.96
Zinc – LME Cash Settlement per tonne	$3,667	$3,301	$3,561	$2,762
Lead – LME Cash Settlement per tonne	$2,182	$1,095	$1,979	$1,169
Copper – LME Cash Settlement per tonne	$7,637	$7,251	$6,766	$6,070
Gold – London Fixing per ounce	$667	$627	$658	$590

Mine Operations Highlights
	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006

Huaron Mine

Tonnes milled	185,536	165,427	366,361	327,945
Average silver grade – grams per tonne	198	203	197	209
Average zinc grade – percent	2.68%	2.50%	2.74%	2.64%
Silver – ounces	949,477	897,544	1,876,571	1,832,024
Zinc – tonnes	3,148	2,831	6,442	5,723
Lead – tonnes	1,816	1,802	3,583	3,621
Copper – tonnes	323	443	667	846
Gold – ounces	952	324	1,878	657

Total cash cost per ounce (1)	$1.90	$1.71	$1.94	$2.64
Total production cost per ounce (1)	$3.09	$2.98	$3.14	$3.88

Payable ounces of silver	851,798	818,588	1,684,958	1,665,878

Quiruvilca Mine

Tonnes milled	88,043	94,112	177,244	189,632
Average silver grade – grams per tonne	172	224	171	225
Average zinc grade – percent	2.27%	2.88%	2.35%	2.93%
Silver – ounces	407,000	582,570	810,919	1,191,207
Zinc – tonnes	1,635	2,320	3,414	4,759
Lead – tonnes	597	652	1,192	1,318
Copper – tonnes	422	342	803	696
Gold – ounces	312	262	625	560

Total cash cost per ounce (1)	$1.30	$(1.07)	$1.81	$(0.05)
Total production cost per ounce (1)	$2.76	$0.10	$3.29	$1.10

Payable ounces of silver	376,844	540,683	750,274	1,107,175

Morococha Mine*

Tonnes milled	143,966	140,487	290,098	273,260
Average silver grade – grams per tonne	172	199	167	200
Average zinc grade – percent	3.69%	3.71%	3.51%	4.08%
Silver – ounces	674,379	771,718	1,313,284	1,507,144
Zinc – tonnes	4,453	4,342	8,519	9,427
Lead – tonnes	1,440	1,453	2,674	2,923
Copper – tonnes	507	380	1,056	650
Gold – ounces	90	272	205	505

Total cash cost per ounce (1)	$(5.23)	$(3.81)	$(4.73)	$(2.86)
Total production cost per ounce (1)	$(3.50)	$(2.20)	$(2.93)	$(1.25)

Payable ounces of silver	604,339	692,960	1,180,297	1,348,072

*Production and cost figures are for Pan American’s share only. Pan American ownership was 88.5% during the quarter.

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006

La Colorada Mine

Tonnes milled	79,257	57,254	147,726	113,794
Average silver grade – grams per tonne	479	580	470	546
Silver – ounces	1,035,974	914,398	1,890,720	1,711,644
Zinc – tonnes	256	-	304	-
Lead – tonnes	162	7	300	7
Gold - ounces	1,092	887	1,949	1,639

Total cash cost per ounce (1)	$7.02	$5.56	$6.91	$5.70
Total production cost per ounce (1)	$8.67	$7.37	$8.59	$7.64

Payable ounces of silver	1,005,365	911,623	1,843,099	1,706,091

Alamo Dorado Mine*

Tonnes milled	255,861	-	392,902	-
Average silver grade – grams per tonne	132	-	127	-
Silver – ounces	858,006	-	1,125,030	-
Gold - ounces	4,492	-	5,601	-

Total cash cost per ounce (1)	4.01	-	5.25	-
Total production cost per ounce (1)	8.64	-	9.94	-

Payable ounces of silver	855,861	-	1,121,965	-

*Commencement of commercial production started on April 1, 2007.

San Vicente Mine*

Tonnes milled	23,526	-	39,446	8,987
Average silver grade – grams per tonne	290	-	300	321
Average zinc grade – percent	2.57%	-	2.76%	3.99%
Silver – ounces	173,634	-	310,107	78,550
Zinc – tonnes	439	-	806	284
Copper – tonnes	29	-	57	15

Total cash cost per ounce (1)	$3.74	$-	$3.48	$2.85
Total production cost per ounce (1)	$6.45	$-	$5.30	$3.14

Payable ounces of silver	156,211	-	278,387	70,086

* The production statistics represent Pan American’s interest in the mine. Pan American’s ownership was approximately 55% through May and increased to 95% for June.

Pyrite Stock Piles

Tonnes sold	13,024	14,322	27,754	31,412
Average silver grade – grams per tonne	290	328	266	353
Silver – ounces	121,280	151,139	237,205	356,030

Total cash cost per ounce (1)	$3.19	$3.76	$3.50	$1.78
Total production cost per ounce (1)	$3.19	$3.76	$3.50	$1.78

Payable ounces of silver	66,133	84,277	127,123	182,288

(1)
The Company reports the non-GAAP cash cost per ounce of payable silver in order to manage and evaluate operating performance at each of the Company’s mines.  The measure is widely used in the silver mining industry as a benchmark for performance, but does not have standardized meaning.  To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as shown in our unaudited Consolidated Statement of Operations for the period, which can be found on page 6 of the MD&A.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF THE UNITED STATES “PRIVATE SECURITIES LITIGATION REFORM ACT” OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS NEWS RELEASE, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “PLANS”, “PROJECTS” OR “PROJECTED”, “EXPECTS” OR “DOES NOT EXPECT”, “IS EXPECTED”, “ESTIMATES”, “FORECASTS”, “SCHEDULED”, “INTENDS”, “ANTICIPATES” OR “DOES NOT ANTICIPATE”, OR “BELIEVES”, OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS “MAY”, “CAN”, “COULD”, “WOULD”, “MIGHT” OR “WILL BE TAKEN”, “OCCUR” OR “BE ACHIEVED”. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO TIMING AND BUDGET OF CONSTRUCTION ACTIVITIES AT MANANTIAL ESPEJO, THE EXPECTED RESULTS FROM EXPLORATION ACTIVITIES, THE ECONOMIC VIABILITY OF THE DEVELOPMENT OF NEWLY DISCOVERED ORE BODIES, THE ESTIMATION OF MINERAL RESERVES AND RESOURCES, FUTURE PRODUCTION LEVELS, EXPECTATIONS REGARDING MINE PRODUCTION COSTS, THE REQUIREMENTS FOR ADDITIONAL CAPITAL, THE RESULTS OF DRILLING, AND PAN AMERICAN SILVER’S COMMITMENT TO, AND PLANS FOR DEVELOPING, NEWLY DISCOVERED AND EXISTING MINERALIZED STRUCTURES.

STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN SILVER AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, RISKS RELATED TO TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS, CHANGES IN LOCAL GOVERNMENT LEGISLATION, TAXATION OR THE POLITICAL OR ECONOMIC ENVIRONMENT, THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC FACTORS, FUTURE PRICES OF SILVER, GOLD AND BASE METALS, INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR RISING COSTS, UNPREDICTABLE RISKS AND HAZARDS RELATING TO THE OPERATION AND DEVELOPMENT OF OUR MINES OR PROPERTIES, THE SPECULATIVE NATURE OF EXPLORATION AND DEVELOPMENT, FLUCTUATIONS IN THE PRICE FOR NATURAL GAS, FUEL OIL AND OTHER KEY SUPPLIES, AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION “RISK RELATED TO PAN AMERICAN’S BUSINESS” CONTAINED IN THE COMPANY’S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED. THERE CAN BE NO ASSURANCE THAT ANY STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION.